IAC/InterActiveCorp
555 West 18 Street
New York, New York 10011

May 4, 2017

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: IAC/InterActiveCorp
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 0-20570

Dear Mr. Thompson:

This letter includes the response of IAC/InterActiveCorp (the “Company” or “IAC”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) regarding the filing of the Company referenced above, which was delivered to IAC in a comment letter dated April 10, 2017.  For your convenience, we have included in this letter the text of the Staff’s comment followed by the response of the Company.

Item 8. Consolidated Financial Statements and Supplemental Data

Note 20 — Consolidated Financial Statement Details, page 110

1.              In response to comment 5 you indicated that given each of the principal reportable segments had one primary source of revenue you believed your disclosures were consistent with the objectives of ASC 280-10-50-40.  Please support your response by providing us with a quantitative analysis of the sources of revenue for each reportable segment and explain in greater detail how you determined your disclosures were consistent with the objectives of ASC 280-10-50-40.

Response: In response to the Staff’s comment, the Company notes that the Company identifies and describes the one primary source of revenue (as well as the other sources of revenue) for each of the Company’s principal reportable segments in Management’s Discussion and Analysis of Financial Condition and Results of Operation and Note 2 to the Consolidated Financial Statements in its Form 10-K for the Year Ended December 31, 2016.  Exhibit 1 is a summary of these disclosures as well as the percentage that the primary source of revenue is to total revenue for each primary reportable segment. Exhibit 2 is the requested quantitative analysis. Given the narrative description included in the Company’s Form 10-K for the Year Ended December 31, 2016 and the significance of the primary source of revenue for each principal reportable segment, which ranges between 99.6% and 81.5% of each respective segment’s revenue, the Company believes its existing disclosures are consistent with the disclosure requirements of ASC 280-10-50-40.

The Company will continue to evaluate its revenue related disclosures in its ongoing assessment of ASU 2014-09 and currently expects to implement these new disclosures upon its adoption in the first quarter of 2018.

Please do not hesitate to contact me at 212.314.7276 (phone), 212.632.9599 (fax) or glenn.schiffman@iac.com if there are any comments or questions concerning the foregoing.

Sincerely,
/s/ Glenn H. Schiffman
Glenn H. Schiffman
Executive Vice President & Chief Financial Officer

cc: Scott Stringer, Securities and Exchange Commission

Gregg Winiarski, Executive Vice President & General Counsel, IAC/InterActiveCorp

Exhibit 1

Principal source of
segment revenue as a
	% of total segment	Excerpt of Form 10-K for the Year Ended December 31, 2016 with respect to revenue earned by
	revenue for the year	segment
Principal reportable	ended December 31,	Management’s Discussion and Analysis of Financial		Note 2 to the Consolidated Financial
segment	2016	Condition and Results of Operation		Statements
Match Group	Direct revenue as a % of Match Group segment revenue — 87.3%	Page 33

Match Group’s Dating revenue is primarily derived directly from users in the form of recurring membership fees, which typically provide unlimited access to a bundle of features for a specific period of time, and the balances from à la carte features, where users pay a fee for a specific action or event; with additional revenue generated from online advertisers who pay to reach our large audiences.

				Page 68	Revenue of the dating businesses is substantially derived directly from users in the form of recurring membership fees for subscription-based online personals and related services.
HomeAdvisor	Lead acceptance revenue (fees paid by home services professionals for consumer matches) as a % of HomeAdvisor segment revenue — 81.5%	Page 33	HomeAdvisor’s revenue is derived primarily from fees paid by members of its network of home services professionals for consumer leads and memberships.	Page 69	HomeAdvisor’s lead acceptance revenue is generated and recognized when an in-network home service professional is delivered a consumer lead.
Applications	Advertising revenue as a % of Applications segment revenue — 91.4%	Page 33

A significant portion of the revenue from our Applications and Publishing segments is derived from online advertising, most of which is attributable to our services agreement with Google Inc. (“Google”).

				Page 69	Substantially all of Applications’ revenue consists of advertising revenue generated principally through the display of paid listings in response to search queries.
Publishing	Advertising revenue as a % of Publishing segment revenue - 99.6%	Page 33	A significant portion of the revenue from our Applications and Publishing segments is derived from online advertising, most of which is attributable to our services agreement with Google.	Page 70

Publishing’s revenue consists principally of advertising revenue, which is generated primarily through the display of paid listings in response to search queries, display advertisements (sold directly and through programmatic ad sales) and fees related to paid mobile downloadable applications.

Exhibit 2

IAC/InterActiveCorp

Details of revenue by principal reportable segment

Year Ended December 31, 2016

(Amounts in ‘000’s)

	Principal reportable segments
	Match Group	HomeAdvisor	Applications	Publishing
Match Group
Dating - direct revenue	$1,067,364
Dating - indirect revenue	50,746
Non-dating revenue	104,416

HomeAdvisor
Lead acceptance revenue (fees paid by home services professionals for consumer matches)		$406,662
Membership revenue and Other		92,228

Applications
Advertising			$552,346
Subscription (including downloadable app fees) and Other			51,794

Publishing
Advertising				$405,705
Other				1,608
Total	$1,222,526	$498,890	$604,140	$407,313

Direct revenue as a % of Match Group segment revenue	87.3%
Lead acceptance revenue as a % of HomeAdvisor segment revenue		81.5%
Advertising revenue as a % of Applications segment revenue			91.4%
Advertising revenue as a % of Publishing segment revenue				99.6%